Mail Stop 3561

October 25, 2007

Via Fax & U.S. Mail

Mr. Ralf Bernhart
Chief Financial Officer
Rokin 55
1012 KK Amsterdam
The Netherlands

> **Re:** **HEAD N.V.**
> **Form 20-F for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-15134**

Dear Mr. Bernhart:

We have reviewed your response letter dated October 1, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2006

Consolidated Income Statements, page F-3

1. We note from your response to our prior comment 4 that you have provided us with the nature of several amounts included in the "other operating (income) expense, net" caption on the consolidated income statements. However, in light of the fact that several of the amounts provided are not marked as gains or losses in your response, we are still unclear as to the components that total the €1.5 million and €(902) million amounts for the years ended December 31, 2005 and 2006, respectively. Please provide us details of the nature and material amounts included in "other operating (income) expense, net" on the face of the income statement. See paragraph 83 of IAS 1.

Note 30. Reconciliation from Dutch GAAP to IFRS as adopted, page F-47

2. We note from your response to our prior comment 15 that the options forfeited by the employees were not vested at the time they reverted to the CEO. However, we do not believe that your response adequately responds to our prior comment. As previously requested, citing relevant authoritative literature, please tell us what you believe is the appropriate accounting treatment of the forfeiture of the shares and the subsequent issuance of the shares to the CEO under both IFRS and Dutch GAAP. Also, please tell us, and disclose in future filings, the amount included in adjustment (a) to Note 30 that relates to the difference in accounting for these forfeitures under Dutch GAAP and IFRS and the amount of the adjustment that relates to accounting for certain share-based awards as cash-settled (liability awards).

3. We note from your response to our prior comment 16 that you adjusted shareholders' equity for the difference related to FAS 133 of €0.2 million instead of net income (loss). However, we do not believe that your response adequately responds to our prior comment. As previously requested, please tell us why the establishment of a derivative liability of €0.5 million at January 1, 2004 and €0.7 million at December 31, 2004 is recorded as an increase in the same amount to shareholders' equity in each period. We would expect that the establishment of a liability would be recorded as a decrease to stockholders' equity. Please advise.

Note 31. Reconciliation from IFRS as adopted to US GAAP, page F-49

4. We note from your response to our prior comment 18 that as required under paragraph 25 of SFAS No. 123, the liability for the cash-settled awards was measured based on the difference between the current stock price each period and the exercise price of the option (i.e. the intrinsic value of the option). However, under the guidance of paragraph 25 of SFAS 123, we believe that the cash settled liability should be measured each period based on the current stock price, rather

than the intrinsic value. Please explain to us why you believe it was appropriate to record the liability at the intrinsic value under US GAAP. Also, please provide in clear detail, the amount included in adjustment (e) to Note 31 (for all years presented) that relates to the difference in accounting for the forfeited options under US GAAP and IFRS and the amount of the adjustment that relates to accounting for certain share-based awards as cash-settled (liability awards).

5. We note from your response to our prior comment 20 that in the preparation of the reconciliation from IFRS to US GAAP you discovered several errors, performed a SAB 99 analysis, and concluded that the financial statements are not materially misstated as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004. However, in light of the 7% change to net income under US GAAP, it appears that the financial statements may have been materially misstated. Please amend your Form 20-F to revise Note 31 for the misstatements noted in your response to our prior comment 20, or alternatively, provide us your SAS 99 analysis and explain why you believe the financial statements are not materially misstated.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant